Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

August 30, 2023

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 347, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 351, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the ARGA Value Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by ARGA Investment Management, LP (the "Adviser") for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please revise the fee table line headings to "Less Fee Reductions and/or Expense Reimbursements" in accordance with Item 3 of Form N-1A.

Response. Because the applicable line headings currently read "Less Fee Reductions and/or Expense Reimbursements," as required by Item 3 of Form N-1A, no changes have been made in response to this Comment.

2.	Comment. In the second footnote to the fee table, please delete the words "such as" that follow "class-specific expenses" and specifically identify the following excluded expenses: "brokerage commissions," "acquired fund fees and expenses," and "dividend and interest securities sold short."

Response. The Fund has made the requested revisions.

3.	Comment. In the "Principal Investment Strategies" section:

(i). Please clarify the reference to financial instruments that have "similar economic characteristics" of equity securities of U.S. companies to specifically identify the economic characteristics contemplated.

Rebecca Marquigny, Esq.

August 30, 2023

Response. The noted language is intended to disclose that the Fund may deem "other instruments with economic characteristics similar to" equity securities as satisfying the 80% test required by Rule 35d-1 under the 1940 Act. The Fund supplementally notes for the Staff that a primary example of an economic characteristic similar to an equity security, for purposes of this disclosure, would be an ETF that has a risk and return profile similar to an equity security. However, the Fund believes that the noted language is commonly used in fund prospectuses under similar circumstances and is consistent with the requirements of Form N-1A. Accordingly, the Fund submits that the current disclosure is appropriate and respectfully declines to make the requested change.

(ii). In the fifth paragraph, please update the disclosure to provide additional details about the criteria the Adviser uses to determine the Fund's "strategy universe" of companies "that appear statistically undervalued."

Response. The Fund has revised the disclosure to delete references to any "strategy universe" or "buy universe." The Fund respectfully believes that the revised disclosure satisfies the requirements of Item 9(b)(2) of Form N-1A to "explain in general terms how the Fund's adviser decides which securities to buy and sell."

Comments on the Part C

4.	Comment. Please supplementally confirm that the exhibits to the Part C relating to the Fund will be included in the Fund's 485(b) filing.

Response. The Fund confirms that the exhibits to the Part C relating to the Fund will be included in the Fund's 485(b) filing.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Sincerely,

/s/ Christopher Trueax

Christopher Trueax

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